MINTZ LEVIN Daniel H. Follansbee | 617 348 4474 | dhfollansbee@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

August 8, 2016
VIA EDGAR SUBMISSION
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Suzanne Hayes, Assistant Director, Office of Healthcare and Insurance

Re:	QIAGEN N.V.
Form 20-F for the Year Ended December 31, 2015
Filed on February 29, 2016
File Number: 000-28564
Ladies and Gentlemen:
On behalf of QIAGEN N.V. (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) this letter in response to the comments contained in the letter dated July 28, 2016 from Suzanne Hayes, the Commission’s Assistant Director Office of Healthcare and Insurance (the “Staff”) to Roland Sackers, the Company’s Chief Financial Officer. The comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s letter and are based upon information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by the Company.

On behalf of the Company, we advise you as follows:
Form 20-F for the Fiscal Year Ended December 31, 2015
General

1.
Comment: We note your receipt of a Warning Letter from the Food and Drug Administration dated May 16, 2016. The Warning Letter cites particular concerns regarding your QuantiFERON-TB Gold test, including quality system violations and repeated complaints

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
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of high false positive rates. According to your earnings calls for the fourth quarter of 2015 and the first quarter of 2016, the QuantiFERON-TB Gold test accounts for 10% of your total sales and is growing. Please supplementally tell us whether the receipt of the FDA warning letter and the reports of high false positive rates are events or uncertainties which could materially impact your company, including your results of operation or financial condition.

Response: In 2013, the Company experienced a field performance issue with the QuantiFERON-TB Gold test (the “QF TB Test”) resulting in a complaint rate above historical experience. The Company took steps to correct this issue and the complaint rate returned to statistically normal levels by the end of 2014 and has improved further since that time. QIAGEN has had a small number of interactions with the U.S. Food and Drug Administration (the “FDA”) related to the May 2016 FDA “warning letter” (the “FDA Letter”) regarding the QF TB Test. The FDA Letter described among its findings deficiencies in procedures related to complaint handling, Medical Device Reporting (“MDR”) and Corrective and Preventative Actions (“CAPA”), including a reportedly high false positive rate experienced with the QF TB Test during 2013. In the FDA Letter and during follow up communications, the FDA did not suggest any limitations upon QIAGEN’s ability to commercialize the QF TB Test. The Company provided to the FDA a detailed plan to correct the identified issues with the Company’s complaint handling, MDR and CAPA, relating to the QF TB Test. The Company is on track to complete the actions specified in the plan during calendar year 2016. The Company believes these actions will satisfactorily address the concerns noted in the FDA Letter. Based on these facts, the Company respectfully submits that it does not expect that either the FDA Letter or the false positive rates referenced therein will materially impact the Company, including its results of operation or financial condition.

2.
Comment: Given the current and growing importance of the QuantiFERON-TB Gold test, please tell us supplementally whether there are any related patents, trademarks, licenses or other agreements which are material to the company, and, if so, please include disclosure about such material intellectual property or agreements in future filings.

Response: The Company respectfully acknowledges the Staff’s comment regarding its QF TB Test. The Company’s intellectual property portfolio relating to the QF TB Test and other tests in the QuanitFERON family is extensive and includes a broad geographical

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coverage of currently issued patents having various expiration dates, trademarks, trade secrets, third party licenses and other agreements. The Company expects to continue to expand this portfolio from time to time through acquisition, third party agreements and new product development. The Company has reviewed this intellectual property portfolio in response to the Staff’s comment and has concluded that at the present time it does not believe that any of the related patents, trademarks, licenses or other agreements are material to the Company.
Accordingly, the Company would not expect to revise this aspect of its disclosures regarding intellectual property in future filings. However, the Company acknowledges the Staff’s concerns about disclosure regarding material intellectual property and will continue to monitor its intellectual property portfolio for patents, trademarks, licenses or other agreements that are material to the Company.

3.
Comment: Your website and QuantiFERON’s website provide contact information for Syria and Sudan. Syria and Sudan are designated by the U.S Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 20-F does not provide disclosure about contacts with those countries. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan, whether through subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements. You should describe any products or services you have provided to Syria and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

Response: The Company acknowledges that as of the date of the Staff’s letter the Company’s website provided contact information for a distributor in Syria and that the QuantiFERON website listed a distributor in Syria and another in Sudan. The Company has reviewed and removed the contacts from the QuantiFERON website as those contacts were legacy contacts from prior to the Company’s acquisition of Cellestis in 2011. There have been no QuantiFERON products sold into Syria or Sudan in the last three years or the first half of 2016. All of the Company’s shipments of other products to Syria and Sudan during that period were:

•	recorded by the Company’s subsidiary QIAGEN GmbH, located in Hilden, Germany;

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•	processed in compliance with German and European Union customs regulations; and

•	did not include any products that were “dual-use” products or products requiring special clearance from the German customs authorities.
During this period, the Company has reported revenues from sales to customers in Syria of less than $60,000 in 2015 and less than $10,000 in the first half of 2016 and sales to customers in Sudan of less than $25,000 in each of 2013 and 2014. The Company confirms that it has not had, does not have, and does not intend to have, contacts with the governments, governmental entities or government-controlled entities of Syria or Sudan.
The Company is committed to maintaining strict compliance with all applicable U.S. export control and economic sanctions laws and regulations restricting dealing in or with Syria or Sudan. To that end, the Company has allocated significant resources to develop, implement and maintain a robust export compliance program.

4.
Comment: Please discuss the materiality of any contacts with Syria or Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

Response: The Company respectfully informs the Staff that it does not believe that its contacts in Syria and Sudan described above constitute a material investment risk for our security holders. The revenues from Syria and Sudan (described in the Company’s response to Comment #3 above), are clearly not material the Company. The Company respectfully advises the Staff that the Company does not have any subsidiaries, offices, facilities, employees or other assets in Syria or Sudan and confirms that it has not had, does not have,

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and does not intend to have, contacts with the governments, governmental entities or government-controlled entities of Syria or Sudan. Company policy generally prohibits the Company and its foreign subsidiaries from supporting customer activities in these countries (except in limited situations where the transaction is permitted under applicable law). The Company does not believe that these limited activities, which the Company believes have a humanitarian focus, are harmful to the Company’s reputation or share value because the Company’s activities in these countries are undertaken only when the applicable governmental authority has determined that those activities should be permitted despite the otherwise comprehensive sanctions imposed against these countries.
Accordingly, the Company does not believe that any of its contacts with Syria, or Sudan are or were qualitatively or quantitatively material to the Company, its financial condition or its results of operations, and do not warrant any changes in the Company’s prior filings with the Commission.
_______________________________________________
As requested, this response letter has been filed on EDGAR under the form type CORRESP. The Company understands that the Commission may have additional comments after reviewing this letter.
In addition, as requested by the Staff, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the above responses will be acceptable to the Staff. If you have any questions or comments regarding the foregoing, kindly contact the undersigned at (617) 348-4474. Thank you for your time and attention.

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Very truly yours,

/s/Daniel H. Follansbee
Daniel H. Follansbee

cc: QIAGEN N.V.
Roland Sackers, Chief Financial Officer
Susan Stefanelli, Senior Director SEC Reporting
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Jonathan L. Kravetz, Esq.